Exhibit 99.3

News Release February 27, 2026

Santacruz Silver Announces Issuance of Stock Options

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) ("Santacruz" or the “Company”) announces that it has granted stock options to Adelaide Capital ("Adelaide"), a leading investor relations and capital markets advisory firm.

Adelaide will continue to work closely with Santacruz to develop and deploy a comprehensive capital markets program, which includes assisting with non-deal roadshows, virtual campaigns, social media, conferences, and assisting with investor communication. In exchange for Adelaide's services, and pursuant to the agreement, the Company issued 45,000 stock options (the "Options") to Adelaide under the Company's omnibus incentive plan (the "Plan"). Subject to the policies of the TSX Venture Exchange (the "Exchange") and the terms and conditions of the Plan, the Options will have an exercise price of C$17.18 and shall expire five years from the date of issuance and shall vest in four equal proportions every three months after the grant date for a period of 12 months. The Company has been engaged with Adelaide since October 24, 2024. Please refer to the news release dated October 24, 2024, for more information.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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